August 24, 2017

Via EDGAR and Federal Express

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:                                    Maryse Mills-Apenteng

Special Counsel

Officer of Information Technologies and Services

Re:                        CarGurus, Inc.

Amendment No. 1 to Draft Registration Statement on Form S-1

Submitted August 1, 2017

CIK No. 0001494259

Dear Ms. Mills-Apenteng:

On behalf of our client, CarGurus, Inc. (the “Company”), set forth below is the Company’s response to the letter dated August 16, 2017 from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 1 to Draft Registration Statement on Form S-1 confidentially submitted to the Commission on August 1, 2017 (the “Registration Statement”).

On behalf of the Company, we are concurrently confidentially submitting via EDGAR an amended Draft Registration Statement on Form S-1 (the “Amendment”).  We are providing to the Staff, by overnight delivery, a courtesy package containing copies of this letter and the Amendment, including versions that are marked to show changes to the Registration Statement.

For the convenience of the Staff, the numbered paragraphs and headings below correspond to the numbered comments and headings in the Staff’s letter.  Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.  The page numbers in the bold captions refer to pages in the Registration Statement, while the page numbers in the Company’s responses refer to page numbers in the Amendment. Capitalized terms used in this letter but not defined herein have the meaning given to such terms in Amendment.

Prospectus Summary

Our Approach

Why Dealers Choose Us, page 4

1.                                      Please refer to our prior comment 3. If the average visits per month as disclosed on page 1 is the same as the monthly sessions as defined on page 60, please revise to use terminology that is similar to where you define this metric or explain.

Response:  In response to the Staff’s comment, the Company has revised this disclosure to use the “sessions” terminology throughout the Amendment wherever such statistic appears.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Key Business Metrics, page 59

2.                                      We note your response to prior comment 1 regarding the methodology used to calculate the number of “active dealers” on your network. Given the prominence of this measure in your document and your assertion in response to comment 4 that you use this metric internally to track the size of your dealer network, please tell us whether you consider this measure a key business metric.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that it does not view the size of the active dealer network to be a key business metric.  The size of the Company’s active dealer network appears in the Registration Statement so that investors have an appropriate context within which to view the Company’s business; however, the size of the Company’s active dealer network is not in and of itself a revenue driver for the Company’s business.  In contrast, the number of the Company’s paying dealers is a key revenue driver, and therefore the Company provides the number of paying dealers as a key business metric in the Registration Statement.

3.                                      Your response to prior comment 11 states that your “ability to convert non-paying dealers to paying dealers will be the biggest driver of our future U.S. paying dealer growth.” Disclose any conversion rates or measures that your management tracks to evaluate the effectiveness of this strategy.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that while conversion of non-paying dealers to paying dealers will occur as the Company seeks to grow the number of paying dealers, the Company’s management does not track any conversion rates or similar measures. Instead, the Company’s management tracks the number of paying dealers as a key business metric, which allows the Company’s management to ascertain how many net new paying dealers the Company has added in a quarter.  The Company believes that it is the net addition of paying dealers, rather than the rate of non-paying dealer conversion, that will more directly impact the Company’s business.

Business

Overview, page 90

4.                                      Please expand your description of your “active dealer network” to describe, consistent with your response to prior comment 1, how you determined that the network is the largest of any major U.S. online automotive marketplace. Further, to the extent there are material differences in how you calculate the size of your network, as compared to the methodology used by third-parties, please describe them.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that, in response to prior comment 1, the Company previously revised and clarified its disclosure in the Registration Statement to remove language indicating that the Company has the largest dealer network.  As additional clarification, the Company has further revised the applicable disclosure in the Amendment on page 1 and elsewhere to now state:

“As of June 30, 2017, we had an active dealer network of over 40,000 dealers, and our selection of over 5.4 million car listings is the largest number of car listings available on any of the major U.S. online automotive marketplaces.”

Exhibit Index, page II-6

5.                                      We note your response to prior comment 20; however, we reissue our prior comment, as we continue to believe that the offer letter should be filed as an exhibit to your registration statement. We specifically note that Item 601(b)(10)(iii)(A) of Regulation S-K states that management contracts in which any named executive officer participates “shall be deemed material and shall be filed.” Accordingly, please file Mr. Steinert’s offer letter with your next amendment.

Response:  In response to the Staff’s comment, the Company has filed Mr. Steinert’s offer letter with the Amendment as Exhibit 10.10.

Consolidated Financial Statements

Unaudited Pro Forma Net Income Per Share, page F-24

6.                                      Please refer to our prior comment 25. Clarify if this adjustment relates to only stock based compensation that will vest upon the IPO, awards that will continue to vest after the IPO, or both. Also, address the following:

•                  Explain how the compensation cost to be recorded upon your IPO for those awards that have already satisfied the service condition will have a continuing impact since this charge is one-time in nature and will not be recurring.

•                  Explain how the ongoing vesting expense for awards that have not met the service condition at IPO is directly attributable to the transaction.

Response:  In response to the Staff’s comment, the Company respectfully advises the Staff that the adjustment included within the unaudited pro forma net (loss) income per share calculation relates to the stock-based compensation expense for the portion of the awards that have satisfied the service-based vesting condition as of the respective periods, and will become exercisable immediately upon the achievement of the performance-based vesting condition.  However, as these awards also contain a service-based vesting condition, such awards will also continue to vest after the Company’s initial public offering, or the IPO, over the remaining service period of such awards, according to their vesting schedules.  Because the awards are subject to both a service-based vesting condition and a performance-based vesting condition based on a liquidity event, and will not become 100% vested as of the IPO (due to the remaining service period of such awards), the Company respectfully advises the Staff that it believes that it is appropriate to include such adjustments in its pro forma presentation, as the expense related to the restricted stock units will have a continuing impact according to the underlying vesting schedules. Additionally, because none of the awards will vest or begin to vest until the completion of a liquidity event, the Company believes that the stock-based compensation expense related to these awards is directly attributable to the transaction.

Thank you for your prompt attention to the Company’s response to the Staff’s comments.  Please contact me at (617) 951-8459 with any questions or further comments regarding our response to the Staff’s comments.

Sincerely,

/s/ Michael A. Conza

cc:                                Langley Steinert, CarGurus, Inc.

Jason Trevisan, CarGurus, Inc.

Mark G. Borden, Wilmer Cutler Pickering Hale and Dorr LLP